Exhibit 99.2

Oak Street Capital Management, LLC

111 S. Wacker Drive, 33rd Floor

Chicago, IL 60606

March 10, 2011

By Federal Express Overnight Delivery

Red Robin Gourmet Burgers, Inc.

6312 South Fiddlers’ Green Circle, Suite 200N

Greenwood Village, Colorado 80111

Attention: Corporate Secretary

Re: Nominees for Election as Directors at 2011 Annual Meeting of Stockholders

Dear Sir or Madam:

Oak Street Capital Management, LLC (“Oak Street”) is an investment firm that is a member of an investor group that beneficially owns approximately 13.5% of the outstanding Common Stock (the “Common Stock”) of Red Robin Gourmet Burgers, Inc. (the “Company”), two hundred shares of which are held by Oak Street Capital Master Fund, Ltd. (“Oak Street Master Fund”) in record name, on whose behalf Oak Street is submitting this Notice (as defined below).

We are writing to inform you of our intent to nominate two highly qualified candidates to stand for election to the board of directors of the Company (the “Board”) as Class III directors at the 2011 annual meeting of the Company’s stockholders (the “Annual Meeting”): David Makula and Patrick Walsh (the “Nominees”). This letter, together with the exhibits enclosed herewith shall be referred to as the “Notice.”

Oak Street currently believes that three Class III directors will stand for re-election at the Annual Meeting. If, however, there are more than three positions on the Board to be filled by election at the Annual Meeting or the Company increases the size of the Board, Oak Street reserves the right to nominate additional nominees to be elected to the Board at the Annual Meeting. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Oak Street.

The information required to be submitted under Section 1(C) of the Company’s Third Amended and Restated Bylaws (the “Bylaws”) is included in the enclosed Exhibit A.

Please do no hesitate to contact us with any questions if you require additional information regarding the Nominees.

Sincerely,

/s/ David Makula	/s/ Patrick Walsh
David Makula	Patrick Walsh
Chief Investment Officer	Partner
Oak Street Capital Management, LLC	Oak Street Capital Management, LLC

Enclosures